

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2011

Via E-mail
Jack Gee
Chief Financial Officer
iShares Diversified Alternatives Trust
c/o BlackRock Asset Management International Inc.
400 Howard Street
San Francisco, CA 94105

> **Re: iShares Diversified Alternatives Trust**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 24, 2011**
> **File No. 001-34537**

Dear Mr. Gee:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

General

1. In future Exchange Act periodic reports, please disclose your Authorized Participants.

2. We note that the trust invests in forward contracts. In future Exchange Act periodic reports, to the extent material, please identify the counterparty and creditworthiness of the counterparty.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25</u>

3.   In future Exchange Act periodic reports, please discuss the fees and expenses paid by the trust.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may Angela McHale, Attorney Advisor, at 202-551-3402 or me at 202-551-3233 if you have questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief